EXHIBIT 99.10

Press Release

Citeo, Total, Saint-Gobain and Syndifrais Join Forces to

Create a Polystyrene Recycling Channel in France by 2020

Paris, June 27, 2018 – As part of the voluntary commitments for the French government’s Circular Economy Roadmap and in line with French and European Union objectives in the area of plastic recycling, Citeo, Total, Saint-Gobain and the French Union of Fresh Dairy Product Manufacturers (Syndifrais) are joining forces to help lay the groundwork for an industrial-scale polystyrene1 recycling channel in France and to validate its technical and cost feasibility within 18 months. The announcement was made at the World Materials Forum, which is being held in Nancy, France from June 27 to 29.

All of the players in the polystyrene consumer packaging value chain are actively seeking a recycling solution that will enable the development of a circular economy for these products. This involves not only collecting the packaging and finding the right technical solutions for recycling it, but also identifying uses for the recycled polystyrene, all while ensuring each step is affordable. It is estimated that 110,000 metric tons of polystyrene packaging is put on the market each year in France.

Developing a Collection System

France’s fresh dairy product manufacturers have undertaken to organize, via Citeo, the separation, sorting and preparation of several hundred tons of post-consumer polystyrene from France’s extended household waste sorting program. Syndifrais, alongside Citeo, will therefore contribute to the emergence of a recycling channel for polystyrene packaging.

Syndifrais will also use the project’s technical findings to improve the eco-design of packaging so it will be easier to recycle.

Innovative Technology for Recycling Polystyrene

Total will use the sorted and prepared polystyrene in its plastic production units in Carling, France and Feluy, Belgium. Polystyrene waste from other sources, such as construction, will also be used. The end product will be expected to meet the same specifications as virgin polystyrene1.

Total tested its polystyrene recycling technology last year in preliminary industrial trials. The objective now will be to validate all the aspects of large-scale production. A target has been set of 4,000 tons of output containing at least 20% recycled polystyrene for 2019. Total will also make its dedicated research and development resources available for the project.

[1]	Polystyrene is primarily used in food packaging, refrigerators and insulation.

Uses for the Recycled Polystyrene

Saint-Gobain is involved in initiatives related to the circular economy. Its subsidiary Placoplatre collects discarded insulation made of expanded polystyrene (EPS) at construction sites, which it reuses in its production. To go to the next level, Placoplatre is also aiming to promote the use of raw materials containing recycled content. The company has been working with Total since 2017 to share its knowledge of sources of EPS construction waste that could potentially be recycled and to evaluate the performance of recycled polystyrene for the insulation market. Its familiarity with this market will help to validate the necessary technical and commercial specifications and find new commercial markets for recycled EPS products.

Other users and outlets are also under consideration and will join the project at the appropriate time.

About Saint-Gobain

Saint-Gobain designs, manufactures and distributes materials and solutions which are key ingredients in the wellbeing of each of us and the future of all. They can be found everywhere in our living places and our daily life: in buildings, transportation, infrastructure and in many industrial applications. They provide comfort, performance and safety while addressing the challenges of sustainable construction, resource efficiency and climate change.

About Syndifrais

Syndifrais, the French Union of Fresh Dairy Product Manufacturers, brings together 22 companies and cooperatives of varying sizes and represents 80% of the fresh dairy product market in France. Fresh dairy products include yogurts, fresh cheeses, dairy desserts and sour cream.

About Citeo

Formed from the merger of Eco-Emballages and Ecofolio, Citeo is a non-profit company created by businesses to reduce the environmental impact of packaging and paper. Citeo’s 250 employees put their commitment and enthusiasm to work to create new solutions for businesses and help them become more environmentally responsible, to make sorting and recycling more efficient and cost-effective and to get citizens involved in simpler and more effective waste sorting.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Citeo contacts

Media Relations: Olivia Retali  |  +33 1 81 69 05 83 / +33 6 42 82 81 74  |  olivia.retali@citeo.com

Saint – Gobin contacts

Media Relations: Susanne Trabitzsch  |  +33 1 47 62 43 25  |  Susanne.Trabitzsch@saint-gobain.com

Syndifrais contacts

Media Relations: Véronique Fabien-Soulé  |  +33 1 49 70 72 30  |  vfabiensoule@syndifrais.com

Total contacts

Media Relations: +33 1 47 44 46 99  |  presse@total.com  |  @TotalPress

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.